UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MANNATECH, INCORPORATED
(Name Of Subject Company (Issuer) And Filing Person (Offeror))
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
563771203
(CUSIP Number of Common Stock)

Erin Barta, Esq.
General Counsel and Corporate Secretary
1410 Lakeside Parkway, Suite 200
Flower Mound, Texas 75028
(972) 471-7400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With a copy to:
Matthew D. Bivona
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street, Suite 1800
Dallas, Texas 75201
(214) 969-2702

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$5,499,988	$601

*    The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 211,538 shares of the common stock, par value $0.0001 per share, at a purchase price of $26.00 per share.

**    The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $109.10 per million dollars of the value of the transaction.

☐    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

     ☐    third-party tender offer subject to Rule 14d-1.

     ☒    issuer tender offer subject to Rule 13e-4.

     ☐    going-private transaction subject to Rule 13e-3.

     ☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

     ☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

     ☐    Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO
This Tender Offer Statement on Schedule TO relates to the offer by Mannatech, Incorporated, a Texas corporation (“Mannatech” or the “Company”), to purchase up to 211,538 shares of its common stock, par value $0.0001 per share (the “Shares”), at a price of $26.00 per Share, to each seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 28, 2021 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.
The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.
ITEM 1. SUMMARY TERM SHEET
The information set forth in the section captioned “Summary Term Sheet” of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(i), is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION
(a) Name and Address: The name of the subject company is Mannatech, Incorporated, a Texas corporation. The address of its principal executive office is 1410 Lakeside Parkway, Suite 200, Flower Mound, Texas 75028 and its telephone number is (972) 471-7400. The information set forth in Section 10 (“Certain Information Concerning Us”) of the Offer to Purchase is incorporated herein by reference.
(b) Securities: The information set forth in the section of the Offer to Purchase captioned “Introduction” is incorporated herein by reference.
(c) Trading Market and Price: The information set forth in the section captioned “Introduction” of the Offer to Purchase is incorporated herein by reference. The information set forth in Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
(a) Name and Address: The name of the filing person is Mannatech, Incorporated, a Texas corporation. The address of its principal executive office is 1410 Lakeside Parkway, Suite 200, Flower Mound, Texas 75028. The information set forth in Section 10 (“Certain Information Concerning Us”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION
(a) Material Terms: The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 1 (“Number of Shares; Proration”), Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 3 (“Procedures for Tendering Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Shares and Payment of Purchase Price”), Section 6 (“Conditional Tender of Shares”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Funds”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 13 (“Certain United States Federal Income Tax Consequences”), Section 14 (“Extension of the Offer; Termination; Amendment”) and Section 16 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference.

(b) Purchases: The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
Agreements Involving the Subject Company’s Securities: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
(a) Purposes: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.
(b) Use of the Securities Acquired: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.
(c) Plans: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
(a) Source of Funds: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.
(b) Conditions: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.
(d) Borrowed Funds: Not applicable.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
(a) Securities Ownership: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.
(b) Securities Transactions: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
Solicitations or Recommendations: The information set forth in Section 15 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS
Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company's financial statements are not considered material because (i) the consideration consists solely of cash, (ii) the Offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

ITEM 11. ADDITIONAL INFORMATION
(a) Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Section 12 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.
(c) Other Material Information: The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated herein by reference.

ITEM 12. EXHIBITS

(a)(1)(i)	Offer to Purchase, dated May 28, 2021.

(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)
Press Release, dated May 27, 2021, titled "Mannatech Announces Intent to Commence a Cash Tender Offer to Purchase up to 211,538 Shares of Its Common Stock at a Cash Purchase Price of $26.00 per Share."

(a)(5)(ii)	Email to Associates, dated May 28, 2021, titled "Mannatech Announces Cash Tender Offer to Purchase up to 211,538 Shares of Its Common Stock at a Cash Purchase Price of $26.00 per Share."

(a)(5)(iii)	Press Release, dated May 28, 2021, titled "Mannatech Commences Cash Tender Offer to Purchase up to 211,538 Shares of Its Common Stock at a Cash Purchase Price of $26.00 per Share."

(a)(5)(iv)	Email to Employees, dated May 28, 2021, regarding "Mannatech announces Cash Tender Offer to Purchase up to 211,538 Shares of Its Common Stock at a Cash Purchase Price of $26.00 per Share."

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Mannatech, Incorporated 2017 Stock Incentive Plan. (Filed as Exhibit 4.1 to Form S-8, filed on August 22, 2019 and incorporated herein by reference).

(d)(2)	First Amendment to Mannatech, Incorporated 2017 Stock Incentive Plan (Filed as Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2019, filed on August 7, 2019 and incorporated herein by reference).

(d)(3)	Form of Performance Stock Unit Award Agreement. (Filed as Exhibit 10.2 to Form 10-Q for the quarter ended June 30, 2017, filed on August 8, 2017 and incorporated herein by reference).

(d)(4)	Form of Stock Option Award Agreement. (Filed as Exhibit 10.3 to Form 10-Q for the quarter ended June 30, 2017, filed on August 8, 2017 and incorporated herein by reference).

(d)(5)	Form of Restricted Stock Unit Award Agreement. (Filed as Exhibit 10.4 to Form 10-Q for the quarter ended June 30, 2017, filed on August 8, 2017 and incorporated herein by reference).

(d)(6)	Form of Stock Appreciation Rights Award Agreement. (Filed as Exhibit 10.5 to Form 10-Q for the quarter ended June 30, 2017, filed on August 8, 2017 and incorporated herein by reference).

(d)(7)	Form of Restricted Stock Award Agreement. (Filed as Exhibit 10.6 to Form 10-Q for the quarter ended June 30, 2017, filed on August 8, 2017 and incorporated herein by reference).

(d)(8)	Form of Performance Stock Award Agreement. (Filed as Exhibit 10.7 to Form 10-Q for the quarter ended June 30, 2017, filed on August 8, 2017 and incorporated herein by reference).

(d)(9)	Form of Stock Award Certificate. (Filed as Exhibit 10.3 to Form S-8, filed on August 26, 2008 and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

MANNATECH, INCORPORATED

Dated: May 28, 2021	By:	/s/ Alfredo Bala
Alfredo Bala
Chief Executive Officer
(principal executive officer)